SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CONSTELLATION ENERGY PARTNERS LLC

(Name of Issuer)

Common Units Representing Class B Limited Liability Company Interests

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Casey Bigelow

210 Park Avenue

Oklahoma City, OK 73102

(405) 600-7704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 21038E 10 1	Page 2 of 14

1	NAME OF REPORTING PERSON PostRock Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,300,000 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,300,000 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,300,000 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%*
14	TYPE OF REPORTING PERSON CO (Corporation)

*	The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Annual Report on Form 10-Q for the quarter ended March 31, 2014, that 28,399,502 shares of Class B limited liability company interests were outstanding as of March 31, 2014.

CUSIP No. 21038E 10 1	Page 3 of 14

1	NAME OF REPORTING PERSON Constellation Energy Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,300,000 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,300,000 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,300,000 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

CUSIP No. 21038E 10 1	Page 4 of 14

1	NAME OF REPORTING PERSON White Deer Energy L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,300,000 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,300,000 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,300,000 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%
14	TYPE OF REPORTING PERSON PN (Limited Issuer)

CUSIP No. 21038E 10 1	Page 5 of 14

1	NAME OF REPORTING PERSON White Deer Energy TE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,300,000 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,300,000 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,300,000 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%
14	TYPE OF REPORTING PERSON PN (Limited Issuer)

CUSIP No. 21038E 10 1	Page 6 of 14

1	NAME OF REPORTING PERSON White Deer Energy FI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,300,000 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,300,000 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,300,000 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%
14	TYPE OF REPORTING PERSON PN (Limited Issuer)

CUSIP No. 21038E 10 1	Page 7 of 14

1	NAME OF REPORTING PERSON Edelman & Guill Energy L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,300,000 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,300,000 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,300,000 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%
14	TYPE OF REPORTING PERSON PN (Limited Issuer)

CUSIP No. 21038E 10 1	Page 8 of 14

1	NAME OF REPORTING PERSON Edelman & Guill Energy Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,300,000 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,300,000 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,300,000 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 21038E 10 1	Page 9 of 14

1	NAME OF REPORTING PERSON Thomas J. Edelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,300,000 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,300,000 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,300,000 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 21038E 10 1	Page 10 of 14

1	NAME OF REPORTING PERSON Ben A. Guill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,300,000 common units
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,300,000 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,300,000 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 21038E 10 1	Page 11 of 14

SCHEDULE 13D

Explanatory Note: This Amendment No. 8 amends and supplements the Statement on Schedule 13D (the “Initial Statement”), filed by the reporting persons named in Item 2 thereof (the “Reporting Persons”) on August 18, 2011, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No. 7 thereto, relating to the Class B limited liability company interests (the “Common Units”) of Constellation Energy Partners LLC (the “Issuer”).

Item 1. Security and Issuer.

This Statement is being filed with respect to the Common Units of the Issuer. The address of the principal executive offices of the Issuer is 1801 Main Street, Suite 1300, Houston, Texas 77002.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby supplemented as follows:

(a) – (b) (i) Constellation Energy Partners Management, LLC, a Delaware limited liability company (“CEPM”) is the sole record owner of 3,300,000 Common Units of the Issuer (representing 11.62% of the outstanding Common Units).

(ii)	PostRock Energy Corporation (“PostRock”) does not directly own any Common Units. By virtue of being the sole member of CEPM, PostRock may be deemed to possess sole voting and dispositive power with respect to the 3,300,000 Common Units of the Issuer (representing 11.62% of the outstanding Common Units) owned of record by CEPM.

(iii)	White Deer Energy L.P., a Cayman Islands exempted limited partnership (“White Deer”), White Deer Energy TE L.P., a Cayman Islands exempted limited partnership (“White Deer TE”), White Deer Energy FI L.P., a Cayman Islands exempted limited partnership (“White Deer FI” and, collectively with White Deer and White Deer TE, the “White Deer Funds” do not directly own any Common Units. The White Deer Funds, in the aggregate, may be deemed to beneficially own approximately 68.2% of the shares of PostRock common stock outstanding on a pro forma basis. In addition, the White Deer Funds are entitled to designate up to three directors for nomination by PostRock’s board of directors for so long as the White Deer Funds own 25% or more of the shares of PostRock common stock. By virtue of these relationships, the White Deer Funds, who have, together with Edelman & Guill Energy L.P., a Cayman Islands exempted limited partnership (“GP LP”) and Edelman & Guill Energy Ltd., a Cayman Islands corporation (“GP Ltd.”) formed a “group” as defined in Section 13(d)(3) with respect to the shares of PostRock common stock owned by such persons, may be deemed to possess shared voting and dispositive power with respect to the 3,300,000 Common Units of the Issuer (representing 11.62% of the outstanding Common Units) owned of record by CEPM.

(iv)	GP LP does not directly own any Common Units. By virtue of being the general partner of the White Deer Funds, GP LP may be deemed to possess shared voting and dispositive power with respect to the 3,300,000 Common Units of the Issuer (representing 11.62% of the outstanding Common Units) owned of record by CEPM.

(v)	GP Ltd. does not directly own any Common Units. By virtue of being the general partner of the GP LP, GP Ltd. may be deemed to possess shared voting and dispositive power with respect to the 3,300,000 Common Units of the Issuer (representing 11.62% of the outstanding Common Units) owned of record by CEPM.

(vi)	Neither Mr. Edelman nor Mr. Guill directly owns any Common Units. By virtue of being the two directors of GP Ltd., Mr. Edelman and Mr. Guill may be deemed to possess shared voting and dispositive power with respect to the 3,300,000 Common Units of the Issuer (representing 11.62% of the outstanding Common Units) owned of record by CEPM.

(c)	Since the filing of Amendment No. 7, various transactions have occurred, none of which individually constituted an increase or decrease in excess of 1% of the outstanding class of Common Units beneficially by the Reporting Persons, however, the aggregate change in beneficial ownership decreased by more than 1% through multiple sales in the open market, in each case as described below.

CUSIP No. 21038E 10 1	Page 12 of 14

Date	Number of Shares	Price Per Share
7/10/2014	250,000	$2.7268
7/11/2014	1,000	$2.7800
7/14/2014	24,000	$2.7400
7/15/2014	741	$2.7500
7/16/2014	3,500	$2.7500
7/18/2014	95,759	$2.7196
7/21/2014	100,000	$2.7228

(d)	Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Units described in this Item 5.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A*	Joint Filing Agreement.

Exhibit B*	Purchase Agreement, dated December 19, 2011, by and among PostRock Energy Corporation, Constellation Energy Partners Management, LLC, Constellation Energy Commodities Group, Inc. and Constellation Energy Partners Holdings, LLC.

Exhibit C*	Power of Attorney, granted by Ben A. Guill, in favor of the signatory hereto, dated June 25, 2012.

*	Previously filed.

CUSIP No. 21038E 10 1	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 21, 2014

POSTROCK ENERGY CORPORATION

	By:	/s/ Stephen L. DeGiuisti
Name: Stephen L. DeGiusti
Title: Executive Vice President, General
Counsel and Secretary

CONSTELLATION ENERGY PARTNERS MANAGEMENT, LLC

	By:	/s/ Stephen L. DeGiuisti
Name: Stephen L. DeGiusti
Title: Secretary and Treasurer

WHITE DEER ENERGY L.P.

By:		Edelman & Guill Energy L.P., its general partner

By:		Edelman & Guill Energy Ltd., its general partner

		By:	/s/Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY TE L.P.

By:		Edelman & Guill Energy L.P., its general partner

By:		Edelman & Guill Energy Ltd., its general partner

		By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY FI L.P.

By:		Edelman & Guill Energy L.P., its general partner

By:		Edelman & Guill Energy Ltd., its general partner

		By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

CUSIP No. 21038E 10 1	Page 14 of 14

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

EDELMAN & GUILL ENERGY LTD.

	By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

THOMAS J. EDELMAN

/s/ Thomas J. Edelman

BEN A. GUILL

/s/ Thomas J. Edelman
Attorney-in-Fact for Ben A. Guill